

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Chiyuan Deng
Chief Executive Officer
AB International Group Corp.
144 Main Street
Mt. Kisco, NY 10549

> **Re: AB International Group Corp.**
> **Registration Statement on Form S-1**
> **Filed June 26, 2024**
> **File No. 333-280489**

Dear Chiyuan Deng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Scott Doney, Esq.